Eric I Cohen
Senior Vice President, Secretary
and General Counsel
Telephone: (203) 222-5950
E-mail: eric.cohen@terex.com

April 27, 2011

Kevin L. Vaughn
Securities and Exchange Commission
Accounting Branch Chief
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Terex Corporation (“Terex” or the “Company”) Form 10 K for the Year Ended December 31, 2010
Filed February 18, 2011 File No. 001 10702

Dear Mr. Vaughn:

I have received a copy of your letter dated April 14, 2011 conveying the comments of the staff of the Securities and Exchange Commission (the “Commission”) on the above-referenced filing. Your requests and comments are reproduced below in italics and immediately followed by our responses.

Form 10-K for the Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations,

- Non-GAAP Measures

SEC REQUEST OR COMMENT NO. 1:

We note that in the disclosure of the 2009 ROIC, you refer to 'loss before income taxes as adjusted,' 'loss from operations as adjusted,' 'provision for (benefit from) income taxes as adjusted,' 'cash and cash equivalents as adjusted,' and stockholders' equity as adjusted.' However, we do not see where you have provided the reconciliations for such non-GAAP measures for each of the quarterly periods in 2009. Please revise your future filings to include the reconciliation of all of the quarterly non-GAAP measures to the most directly comparable financial measure or measures calculated and presented in with US GAAP for all periods presented. Refer to the guidance in Item 10(e)(1)(i)(a)-(b) of Regulation S-K.

TEREX CORPORATION'S RESPONSE:

In its applicable future filings, the Company will include a reconciliation of all of the quarterly non-GAAP measures to the most directly comparable financial measure or measures calculated and presented in accordance with U.S. GAAP for all periods presented.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Kevin L. Vaughn
Securities and Exchange Commission
April 27, 2011

SEC REQUEST OR COMMENT NO. 2:

Further to the above, we note your disclosures regarding non-GAAP measures used by the company, including the discussion regarding 'net operating profit after tax' as it relates to your calculation of ROIC. However, it appears that you also present other non-GAAP measures that are similarly used in the calculation of ROIC, including 'loss before income taxes as adjusted,' 'loss from operations as adjusted,' provision for (benefit from) income taxes as adjusted,' 'cash and cash equivalents as adjusted,' adjusted debt,' and 'stockholders' equity as adjusted.' Please revise future filings to more clearly provide the narrative disclosures required by Item 10(e) of Regulation S-K for each of these non-GAAP measures. In this regard, it appears from the current disclosures that these measures are only used for purposes of calculating ROIC. Please revise future filings to discuss any additional ways management utilizes the non-GAAP measures.

TEREX CORPORATION'S RESPONSE:

In its applicable future filings, the Company will more clearly provide a narrative disclosure for each of the non-GAAP measures mentioned above. Management currently uses 'loss before income taxes as adjusted,' 'loss from operations as adjusted,' 'provision for (benefit from) income taxes as adjusted,' 'cash and cash equivalents as adjusted,' 'adjusted debt,' and 'stockholders' equity as adjusted' (collectively, the “Non-GAAP Measures”) for the purposes of calculating after tax return on invested capital (“ROIC”). The Company believes that ROIC and the Non-GAAP Measures assist in showing how effectively the Company utilizes the capital invested in its operations.

The Company believes that earnings from discontinued operations, as well as the net assets that comprise those operations invested capital, should be included in the calculation of the Non-GAAP Measures because they capture the financial returns on the Company's capital allocation decisions for the measured periods. Furthermore, the Company believes that returns on capital deployed in Terex Financial Services (“TFS”) do not represent management of the Company's primary operations and, therefore, TFS assets and results from operations have been excluded from the Non-GAAP Measures. Additionally, the Company does not believe that the deferred gain on shares of Bucyrus stock held from the sale of its Mining business reflects the Company's operations and, therefore, such deferred gain has been excluded from the calculation of the Non-GAAP Measures.

Management currently does not use the Non-GAAP Measures other than for purposes of calculating ROIC. However, if management does use these Non-GAAP Measures for any other purposes in the future, the Company will discuss the additional ways management utilizes the non-GAAP measures.

Liquidity and Capital Resources, page 51

SEC REQUEST OR COMMENT NO. 3:

We note your disclosure of page F-17 that you do not provide for foreign income and withholding, U.S. federal, or state income taxes or tax benefits on the undistributed earnings or losses of your foreign subsidiaries because such earnings are reinvested and will continue to be reinvested indefinitely. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Kevin L. Vaughn
Securities and Exchange Commission
April 27, 2011

held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

TEREX CORPORATION'S RESPONSE:

As disclosed in the Company's Form 10-K on page F-17, the Company does not provide for foreign income and withholding, US federal, or state income taxes or tax benefits on the undistributed earnings or losses of its foreign subsidiaries because such earnings are reinvested and, in the Company's opinion, will continue to be indefinitely reinvested. The Company reviews its plan on a quarterly basis. In making its decision to indefinitely reinvest, the Company evaluates its plans of reinvestment, its ability to control repatriation, and the need, if any, to repatriate funds to support U.S. operations. If deemed necessary based on the Company's quarterly analysis described above, the majority of the cash held by the Company's foreign subsidiaries could be used by the Company in the U.S.

In its applicable future filings, if material to an understanding of the Company's liquidity and capital resources, the Company will disclose the amounts of the cash and investments, if any, held by its foreign subsidiaries that would not be available for use in the United States and will provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to the Company's financial flexibility. Currently, there are no trends, demands or uncertainties as a result of the Company's re-investment policy that are reasonably likely to have a material effect on the Company as a whole or that may be relevant to the financial flexibility of the Company.

Index to Consolidated Financial Statements and Financial Statement Schedule, page F-1

Notes to Consolidated Financial Statements, page F-7

General

SEC REQUEST OR COMMENT NO. 4:

We note your disclosure on page 7 that you assist customers in their rental, leasing and acquisition of your products through Terex Financial Services. With a view toward enhanced disclosure in future filings, please describe to us in greater detail the activities carried out by Terex Financial Services. Tell us whether you provide for financing on the sale of any of your products beyond the sales-type leases disclosed and, if so, discuss your accounting for such financing receivables.

TEREX CORPORATION'S RESPONSE:

Activities Carried out by TFS

The Company may assist customers in their rental, leasing and acquisition of its products through TFS. TFS utilizes its equipment and financial leasing experience to provide a variety of financing solutions to

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Kevin L. Vaughn
Securities and Exchange Commission
April 27, 2011

the Company's customers when they purchase equipment manufactured by the Company. TFS provides financing support primarily by: (i) facilitating loans and leases between the Company's customers and various third party financial institutions; and (ii) in the United States, originating, underwriting, documenting, funding and servicing financing transactions directly with end-user customers, distributors and rental houses. Most of the transactions are fixed and floating rate loans. However, TFS also provides sales-type leases, operating leases and rentals (with and without purchase options). TFS in the normal course of business sells loans and leases to financial institutions with which it has established relationships.

Although the direct financing activities of TFS have historically been limited to the United States, TFS is continually evaluating the need and opportunity to provide this capability in other countries. In 2011, TFS expects to establish a direct leasing business in China and provide limited financing through syndication in select countries in Europe.

Accounting for Financing Receivables

Loan receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of any deferred fees and costs.  An allowance for loan losses is established.  Interest income is accrued on the unpaid principal balance.  The accrual of interest is generally discontinued when management has concerns about further collectability of principal or interest.  Generally loans are restored to accrual status when the total contractual principal and interest is deemed collectible.

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate.  Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Financing income attributable to sales-type leases, direct financing leases and loans is recognized on the accrual basis using the effective interest method.

Operating lease income is recognized on a straight-line basis over the term of the lease.

SEC REQUEST OR COMMENT NO. 5:

Further to the above, we note from your disclosure on page F-10 regarding sales-type leases. Please clarify if these sales-type leases are arranged through Terex Financial Services. In addition, revise future filings to provide the disclosures required by paragraph 840-30-50-4 of the FASB Accounting Standards Codification.

TEREX CORPORATION'S RESPONSE:

The Company from time to time enters into sales-type leases. TFS arranges a portion of these leases while the remaining leases are arranged through other subsidiaries of the Company. Currently, the Company does not believe that sales-type leases represent a significant part of its business activities in terms of revenue, net income, or assets. The Company monitors the portfolio of sales-type leases continuously in consideration of the requirements of the FASB Accounting Standards Codification

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Kevin L. Vaughn
Securities and Exchange Commission
April 27, 2011

requirements in paragraph 840-30-50-4. The Company will provide the disclosures required by paragraph 840-30-50-4 of the FASB Accounting Standards Codification in future filings when sales-type leases become significant to the Company's business activities in terms of revenue, net income, or assets.

Note D. Discontinued Operations, page F-18

SEC REQUEST OR COMMENT NO. 6:

We note disclosures here related to the sale of your Mining business to Bucyrus and that you recognized a $606 million gain, net of tax, during the year ended December 31, 2010, related to this disposition. We further note that Bucyrus has provided you with their calculation of the net asset value of the Mining business, which seeks a payment of approximately $149 million from you to Bucyrus. Please explain to us how you considered the disputed amount of $149 million in your determination of the gain recognized in connection with the sale.

TEREX CORPORATION'S RESPONSE:

The Company took note of Bucyrus' calculation of the net asset value of the Mining business. However, the Company believes that the Bucyrus calculation of the net asset value is incorrect and not in accordance with the terms of the definitive agreement. The Company has objected to Bucyrus' calculation and has provided Bucyrus with its calculation of the net asset value, which does not require any payment from the Company to Bucyrus. The Company has also initiated a court proceeding to enforce and protect its rights under the definitive agreement. The Company believes its calculation of the net asset value, not requiring any payment from the Company to Bucyrus, is correct and does not currently believe it will be required to make a future payment to Bucyrus. Therefore, the Company has not included the effects of the Bucyrus claim in the determination of the gain recognized in connection with the sale. However, as disclosed in the Company's Form 10-K, while the Company believes Bucyrus' position is without merit and it is vigorously opposing it, no assurance can be given as to the final resolution of this dispute or that the Company will not ultimately be required to make a substantial payment to Bucyrus.

Note R. Litigations and Contingencies, page F-43

SEC REQUEST OR COMMENT NO. 7:

We note your disclosures here regarding various legal proceedings and contingencies. You state that you believe that the outcome of such matters will not have a material adverse effect on your consolidated financial position. Please revise future filings to explain the possible effect on your financial statements as a whole, including your consolidated statement of operations, rather than just on your consolidated financial position. Refer to the guidance in 450-20-50 of the FASB Accounting Standards Codification.

TEREX CORPORATION'S RESPONSE:

In its applicable future filings, the Company will explain the possible effect on its financial statements as a whole, including its consolidated statement of operations.

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com

Kevin L. Vaughn
Securities and Exchange Commission
April 27, 2011

SEC REQUEST OR COMMENT NO. 8:

For any unrecognized contingencies whereby an accrual has not been made because the conditions in paragraph 450-20-25-2 of the FASB Accounting Standards Codification have not been met or an exposure to loss exists in excess of the amount accrued, please revise future filings to disclose an estimate of the possible loss or range of loss. Refer to paragraph 450-20-50-4 of the FASB Accounting Standards Codification.

TEREX CORPORATION'S RESPONSE:

The Company believes it has made appropriate and adequate reserves and accruals for its current contingencies and that the likelihood of a material loss beyond the amounts accrued is remote unless otherwise disclosed in its applicable filings. In its applicable future filings, the Company will make, when applicable or appropriate, disclosure consistent with ASC paragraph 450-20-50-4 of the FASB Accounting Standards Codification regarding any contingency for which there is at least a reasonable possibility that a material loss has been incurred or a material loss in excess of amounts accrued may be incurred.

ACKNOWLEDGEMENT:

Terex acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Terex's filings; and (c) Terex may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Thank you for the opportunity to respond to your comments. If we can be of any further assistance with respect to this matter, please do not hesitate to contact me.

Very truly yours,

/s/ Eric I Cohen

cc:	Ronald M. DeFeo
Phillip C. Widman

Terex Corporation 200 Nyala Farm Road Westport, CT 06880 USA TEL +1 203 222 7170 FAX +1 203 222 7976 www.terex.com